EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp

Chief Executive Officer

(561) 616-3029

John Marino

President and Chief Financial Officer

(561) 616-3046

1st United Bancorp, Inc. Announces Increased Earnings for the Three and Nine Months ended September 30, 2012

Boca Raton, Fla. — October 22, 2012—(NASDAQ Global Select: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $1.6 million ($0.05 per share) for the three months ended September 30, 2012 as compared to net income of $1.4 million ($0.05 per share) for the three months ended September 30, 2011. 1st United had net income of $3.0 million ($0.09 earnings per share) for the nine months ended September 30, 2012, compared to net income of $2.8 million ($0.10 earnings per share) for the nine months ended September 30, 2011.

Highlights for the three and nine months ended September 30, 2012:

Financial Condition

•	Total assets at September 30, 2012 grew by $123.5 million to $1.54 billion, as compared to approximately $1.42 billion at December 31, 2011. The increase was substantially a result of the merger of Anderen Financial, Inc. (“Anderen”) on April 1, 2012 which added $132.0 million in loans, $37.7 million in securities, $161.0 million in deposits, and $19.1 million in capital during the quarter ending June 30, 2012. 1st United recorded goodwill of approximately $5.8 million from the merger.

•	Total deposits at September 30, 2012 were $1.29 billion as compared to $1.18 billion at December 31, 2011. The increase was primarily due to the $161.0 million of deposits added from the Anderen merger. The remaining change was due to ongoing development efforts offset by expected run-off of acquired high cost deposits. Non-interest bearing deposits were approximately 31% of total deposits at September 30, 2012, as compared to 28% at December 31, 2011.

•	Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio for 1st United at September 30, 2012 were 22.54%, 21.37% and 11.33%, respectively, and exceeded all regulatory requirements for “well capitalized.”

Asset Quality

•	Total non-performing assets were $40.8 million (2.64% of total assets) at September 30, 2012 representing a $9.9 million reduction as compared to the June 30, 2012 balance of $50.7 million (3.14% of total assets) and a $16.2 million reduction as compared to the December 31, 2011 balance of $57.0 million (4.01% of total assets).

•	Excluding assets covered by loss share agreements, non-performing assets reduced by approximately $8.6 million for the three months ended September 30, 2012 to $18.5 million (1.20% of total assets) as compared to $27.1 million (1.68% of total assets) at June 30, 2012.

•	Included in the $40.8 million in non-performing assets at September 30, 2012 was $22.3 million of assets covered under loss sharing agreement for which approximately $690,000 are assets under agreements to sell at no additional loss which we anticipate closing in the fourth quarter.

•	Loans past due greater than 30 days and less than 90 days at September 30, 2012 were $1.8 million, representing a $.1 million reduction as compared to the June 30, 2012 balance of $1.9 million and a $2.7 million reduction to the December 31, 2011 balance of $4.5 million.

Operating Results

Net income of $1.6 million for the quarter ended September 30, 2012 was impacted by:

•	The provision for loan losses of $1.1 million which was recorded during the quarter ended September 30, 2012.

•	Net interest margin was 5.33% for the quarter ended September 30, 2012. Approximately $3.6 million or 108 basis points of the September 30, 2012 margin related to accretion related to resolutions of loans above their carrying values during the quarter. Exclusive of this accretion, 1st United’s margin would have been approximately 4.25%.

•	Net gains on the sale of other real estate of $1.0 million were realized for the quarter ended September 30, 2012. Gains on the resolution of OREO properties covered under loss sharing agreements was $1.1 million for the three months ending September 30, 2012.

•	A charge of approximately $4.5 million was recorded during the quarter related to the increased cash flows on loss share assets which reduced the FDIC receivable.

Operating Results

Net income of $3.0 million for the nine months ended September 30, 2012 was impacted by:

•	Merger reorganization expenses of $1.8 million related to the merger and integration of Anderen during the second quarter 2012 and the integration of Old Harbor during the first quarter 2012. Merger reorganization expenses primarily include personnel, information technology and facilities costs.

•	A loan provision of $5.5 million was recorded during the nine months ended September 30, 2012.

•	Net interest margin was 5.08% for the nine months ended September 30, 2012. Approximately $7.3 million or 74 basis points of the September 30, 2012 margin related to accretion related to resolutions of loans above their carrying values during the quarter. Exclusive of this accretion, 1st United’s margin would have been approximately 4.34%.

•	Gains on the sale of securities of $1.7 million were realized for the nine months ended September 30, 2012.

•	Net gains on the sale of other real estate of $3.0 million were realized for the nine months ending September 30, 2012. Gains on the resolution of OREO properties covered under loss sharing agreements was $3.1 million for the nine months ending September 30, 2012.

•	A charge of $10.1 million was recorded during the nine months ended September 30, 2012 related to the increased cash flows on loss share assets which reduced the FDIC receivable.

Management Comments:

“We are pleased with the strength and quality of our $1.5 billion asset enterprise at September 30, 2012,” said Warren S. Orlando, Chairman. “We currently have 22 banking centers in Florida with the majority of them in major growth areas. We continue to believe that our strong capital base, liquidity and overall financial strength will allow us the opportunity to continue to expand both organically as well as through potential acquisitions.”

“Our core earnings have improved to $1.6 million for the quarter ended September 30, 2012. Our margin continues to remain strong and is driven by our core deposits and low cost of funds. We currently have approximately 31% of our total deposits comprised of non-interest bearing deposits at September 30, 2012. Our loan portfolio, though slightly down from last quarter by approximately $12 million is beginning to stabilize despite continued strong payoffs and resolutions of loss sharing loans. Our new loan pipeline remains strong as we continue to make progress towards net loan growth” said Rudy E. Schupp, Chief Executive Officer. “We have had and continue to see increased loan production in each of the markets we are serving.”

“We are encouraged with our improvement in non-performing assets during the quarter, with a reduction of $9.9 million since June 30, 2012. Our legacy non- performing asset ratio has now been reduced to 1.2% of total assets. We are also seeing continued improvement in classified assets as well as past due loans, though we continue to believe there will be fluctuations in these areas until the overall market improves. We remain vigilant and will continue to monitor asset quality and act quickly to resolve problem assets as they are identified,” said John Marino, President and Chief Financial Officer.

For interested persons, 1st United will be hosting an investor call to review the quarterly results at 3:00 p.m. Eastern Daylight Time on October 23, 2012. The number for the conference call is (800) 857-9849 (Passcode: 3183056). A replay of the conference call will be available beginning the afternoon of until November 7, 2012 by dialing 866-430-4718 (domestic), using the passcode 1423.

About 1st United Bancorp, Inc.

1st United is a financial holding company headquartered in Boca Raton, Florida with executive offices and operations located in West Palm Beach, Florida. 1st United’s principal subsidiary, 1st United Bank, is a Florida chartered commercial bank, which now operates 22 branches, with 15 in Southeast Florida, including Brevard, Broward, Indian River, Miami-Dade, and Palm Beach Counties and 7 branches in Central Florida including Hillsborough, Orange, Pasco and Pinellas Counties. 1st United’s principal executive office and mailing address is One North Federal Highway, Boca Raton, FL 33432 and its telephone number is (561) 362-3431. 1st United’s stock is listed on the NASDAQ Global Select Market under the symbol “FUBC”.

Forward Looking Statements

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: our ability to integrate the business and operations of companies and banks that we have acquired, and those that we may acquire in the future; the failure to achieve expected gains, revenue growth, and/or expense savings from future acquisitions; our need and our ability to incur additional debt or equity financing; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision and the FDIC receivable; the effects of harsh weather conditions, including hurricanes, and man-made disasters; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; the frequency and magnitude of foreclosure of our loans; legislative and regulatory changes, including the Dodd-Frank Wall Street Reform, Consumer Protection Act and Basel III; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; changes in securities and real estate markets; increased competition and its effect on pricing including the impact on our net interest margin from repeal of regulation Q; technological changes; changes in monetary and fiscal policies of the U.S. Government; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; our customers’ willingness to make timely payments on their loans; our ability to comply with the terms of the loss sharing agreements with the FDIC; the effects of the health and soundness of other financial institutions, including the FDIC’s need to increase Deposit Insurance Fund assessments; negative publicity and the impact on our reputation; limited trading activity of our common stock; the concentration of ownership of our common stock; other risks described from time to time in our filings with the Securities and Exchange Commission; changes in accounting principles, policies, practices or guidelines; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; and our ability to manage the risks involved in the foregoing. These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control. Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

	For the three month period ended September 30,
	2012	2011
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$19,183	$13,590
Interest expense	1,277	1,452
Net interest income	17,906	12,138
Provision for loan losses	1,050	1,450
Net interest income after provision for loan losses	16,856	10,688

Net gains (losses) on sales of OREO	1,020	(29)
Adjustment to FDIC loss share receivable	(4,150)	(205)
Other non-interest income	1,261	1,145
Total non-interest income	(1,869)	911

Salaries and employee benefits	6,157	4,675
Occupancy and equipment	2,057	1,758
Other non-interest expense	4,239	2,934
Total non-interest expense	12,453	9,367

Income before taxes	2,534	2,232
Income tax expense	960	836
Net income	$1,574	$1,396

PER SHARE DATA
Basic and diluted earnings per share	$0.05	$0.05

SELECTED OPERATING RATIOS
Return on average assets	0.40%	0.44%
Return on average shareholders’ equity	2.62%	2.60%
Net interest margin	5.33%	4.30%

Average assets	$1,574,337	$1,271,262
Average shareholders’ equity	$238,405	$213,047

	For the nine month period ended September 30,
	2012	2011
INCOME STATEMENT DATA (unaudited)	(Amounts in thousands, except per share data)
Interest income	$54,237	$44,574
Interest expense	4,191	4,764
Net interest income	50,046	39,810
Provision for loan losses	5,450	4,800
Net interest income after provision for loan losses	44,596	35,010

Net gains on the sale of securities	1,673	—
Net gains (losses) on sales of OREO	2,974	(254)
Adjustment to FDIC loss share receivable	(9,268)	(1,955)
Other non-interest income	3,623	3,480
Total non-interest income	(998)	1,271

Salaries and employee benefits	18,104	15,037
Occupancy and equipment	6,022	5,863
Merger reorganization expense	1,784	910
Other non-interest expense	12,880	9,905
Total non-interest expense	38,790	31,715

Income before taxes	4,808	4,566
Income tax expense	1,807	1,750
Net income	$3,001	$2,816

PER SHARE DATA
Basic and diluted earnings per share	$0.09	$0.10

SELECTED OPERATING RATIOS
Return on average assets	0.26%	0.30%
Return on average shareholders’ equity	1.73%	1.88%
Net interest margin	5.08%	4.82%

Average assets	$1,525,093	$1,270,511
Average shareholders’ equity	$230,707	$200,364

SELECT FINANCIAL DATA (unaudited)	September 30, 2012	December 31, 2011
	(Amounts in thousands, except per share data)

BALANCE SHEET DATA
Total assets	$1,544,952	$1,421,487
Gross loans	930,851	879,214
Allowance for loan losses	9,358	12,836
Net loans	921,644	866,431
Cash and cash equivalents	197,397	165,424
Securities available for sale	223,332	201,722
Other real estate owned	17,768	13,462
Goodwill and other intangible assets	62,149	56,187
FDIC loss share receivable	51,792	72,795
Deposits	1,289,119	1,181,708
Non-interest bearing deposits	395,231	329,283
Shareholders’ equity	239,324	215,351

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	15.49%	15.15%
Non-accrual and loans past due greater than 90 days loans/total loans	2.47%	4.94%
Allowance for loan losses/total loans	1.01%	1.46%
Allowance for loan losses/non-accrual loans	40.72%	29.97%
Leverage ratio	11.33%	11.79%
Tier 1 risk based capital	21.37%	23.97%
Total risk based capital	22.54%	25.23%
Book value per share	$7.02	$7.04
Number of shares of outstanding common stock	34,070,270	30,569,032